

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

Mr. Todd R. Royal
Chief Executive Officer
Exterra Energy, Inc.
701 South Taylor, Suite 440
Amarillo, TX 79101

>   **Re: Exterra Energy, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed July 7, 2010**
>   **File No. 000-52319**

Dear Mr. Royal:

We have reviewed your filing and have the following comment.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K filed July 7, 2010

1.   We note the events you describe under Item 8.01 of your Form 8-K and your reference to this discussion under Item 4.02 of this Form 8-K. If you or your independent accountant has determined that previously filed financial statements should not be relied upon due to non-conformity with generally accepted accounting principles, or are no longer able to assert that your financial statements are in compliance with generally accepted accounting principles, you should amend your Form 8-K to provide all the applicable disclosures required under Item 4.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706, or me at (202) 551-3686 with any questions.

Sincerely,

Karl Hiller
Branch Chief